Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

The following is a communication from Fidelity to participants in the Medtronic 401(k) and the Medtronic Puerto Rico 401(k) plans informing them of their option to participate in the Exchange Offer:

FIDELITY INVESTMENTS

MEDTRONIC PLC Shares: Control #: Plan Deadline: 4:00 PM EST New York City Time, October 5, 2026
EXCHANGE OFFER FOR SHARES OF MEDTRONIC PLC
As part of the planned separation of MiniMed into an independent company, Medtronic is offering shareholders the opportunity to voluntarily exchange some, all, or none of their Medtronic (MDT) shares for MiniMed (MMED) shares at a discount. Employees who hold eligible Medtronic shares through the Medtronic Savings and Investment Plan (also known as the Medtronic 401(k) Plan) or the Medtronic Puerto Rico Employees Savings and Investment Plan (individually, a “Plan” or collectively the “Plans”) may choose to participate in the exchange offer. As a participant in the Plan, you have the right to direct Fidelity Management Trust Company (“Fidelity”) whether to tender any of the Medtronic Ordinary Shares attributable to your Plan account into the Offer. At this time, the deadline to make such direction is October 5, 2026, by 4:00pm EST New York City Time. To learn more about the Offer to Exchange and how it may impact your account under the Plan, please go to the following link and enter your control number found above.

Medtronic Exchange Offer
http://www.proxyvote.com/tender

There you will find links that provide access to a Notice to Plan participants as well as the Prospectus - Offer to Exchange dated September 14, 2026 that provides more information on how the transaction may affect your Plan account.  That site will also allow you to provide election instructions to Fidelity.
PLEASE BE SURE TO READ THE OFFER MATERIALS AND THE FIDELITY LETTER PRIOR TO PROVIDING ANY INSTRUCTIONS.  IF YOU DO NOTHING, YOU WILL NOT PARTICIPATE IN THE EXCHANGE OFFER. YOUR PLAN ACCOUNT WILL CONTINUE TO HOLD MEDTRONIC ORDINARY SHARES AND YOU WILL NOT RECEIVE SHARES OF MINIMED COMMON STOCK.
If you have questions, contact Fidelity at 1-877-902-0088 or D.F. King & Co., the information agent for the Exchange Offer, at (877) 361-7972 (toll-free for shareholders).

Sincerely,
Fidelity Management Trust Company

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Fidelity Internal Information

NOTICE TO
SAVINGS AND INVESTMENT PLAN PARTICIPANTS:
DEADLINE TO RESPOND IS OCTOBER 5, 2026 (unless extended or withdrawn)

EXCHANGE OFFER FOR SHARES OF MEDTRONIC PLC
Dear Plan Participant:
    You are receiving this letter because our records reflect that, as a participant in the Medtronic Savings and Investment Plan (also known as the Medtronic 401(k) Plan) or the Medtronic Puerto Rico Employees Savings and Investment Plan (individually, a “Plan” or collectively the “Plans”), all or a portion of your individual Plan account is invested in the Medtronic ESOP Fund and/or the Medtronic plc Stock Fund (each, a “Stock Fund, and collectively, the “Stock Funds”) as of September 15, 2026. As further described in the enclosed Prospectus - Offer to Exchange dated September 14, 2026 (the “Prospectus”), Medtronic plc (“Medtronic”) is offering to exchange (the “Exchange Offer”) up to an aggregate of 225,361,295 shares of common stock, par value $0.01 per share (“MiniMed Common Stock”), of MiniMed Group, Inc., a Delaware corporation (“MiniMed”), for outstanding ordinary shares, par value $0.0001 per share (“Medtronic Ordinary Shares” or “Shares”), of Medtronic that are validly tendered and not validly withdrawn.
Please note that if the Exchange Offer is oversubscribed, Medtronic Ordinary Shares that are validly tendered and not validly withdrawn will be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered. Fractional shares of MiniMed Common Stock will not be distributed in this Exchange Offer. This letter provides important information about your rights under the Plan in connection with the Offer.
This Exchange Offer is intended to permit you to exchange your Medtronic Ordinary Shares for shares of MiniMed Common Stock at a 7% discount to the per-share market value of MiniMed Common Stock through an exchange ratio calculated as set forth in this prospectus subject to the upper limit described below. For each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock, subject to an upper limit of 4.5939 shares of MiniMed Common Stock per Medtronic Ordinary Share. This Exchange Offer does not provide for a lower limit or minimum exchange ratio. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each Medtronic Ordinary Share tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). At such time, the final exchange ratio will be announced by press release and available at http://www.dfking.com/MDTSeparation, and from the information agent, D.F. King & Co, Inc. at (877) 361-7972 (toll-free for shareholders). Throughout the Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) will be also available from the information agent.

Fidelity Internal Information

IF THE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $107.53 OF MINIMED COMMON STOCK FOR EACH $100 OF MEDTRONIC ORDINARY SHARE THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.
To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Prospectus enclosed with this letter.
IF YOU WANT TO PARTICIPATE IN THE EXCHANGE OFFER YOU MUST TAKE ACTION AND INSTRUCT FIDELITY MANAGEMENT TRUST COMPANY (“FIDELITY”), WHETHER OR NOT TO EXCHANGE MEDTRONIC ORDINARY SHARES ATTRIBUTABLE TO YOUR INVESTMENT IN THE STOCK FUND OPTION(S) UNDER YOUR PLAN IN CONNECTION WITH THE OFFER NO LATER THAN OCTOBER 5, 2026 (UNLESS OTHERWISE EXTENDED OR THE OFFER IS WITHDRAWN).
Please note the sponsor of the Plans, Medtronic, Inc. has determined that the Plans may not offer MiniMed Common Stock as an investment option under the Plans. As such the Plans will liquidate any shares received through the Offer upon receipt and will invest the proceeds in the target date fund designed for someone your age who intends to retire at age 65. After the proceeds have been credited to your target date fund, those amounts will be available for transactions in accordance with the terms of the Plans.
Enclosed please find a copy of the Prospectus and a Direction Form that require your immediate attention. You must complete the enclosed Direction Form and return it to Broadridge Financial Services, Fidelity’s tabulation agent (the “Tabulation Agent’) in the return envelope provided so that it is RECEIVED by 4:00 p.m., New York City time, on October 5, 2026, unless the Offer is extended or withdrawn (the “Due Date”). Please note, this is 4 business days earlier than the last day of the Offer period provided for in the Prospectus in order to allow sufficient time for tabulation of your instructions and tendering of the Plan’s shares. If the Offer is extended and if administratively feasible, the deadline for receipt of your direction will be 4:00 p.m., New York City time, on the fourth business day prior to the expiration of the Offer, as extended. We ask that you please complete and return the enclosed Direction Form even if you decide not to participate in the Offer described herein. NO FACSIMILE TRANSMITTALS OF THE DIRECTION FORM WILL BE ACCEPTED. As described in greater detail elsewhere in this letter, you may also utilize the Internet to provide your directions. (See, “Procedure for Directing Fidelity”)
IF YOU DO NOTHING, YOU WILL NOT BE PARTICIPATING IN THE EXCHANGE OFFER AND YOUR PLAN ACCOUNT WILL CONTINUE TO HOLD UNITS OF THE STOCK FUND(S) AND YOUR PLAN WILL NOT RECEIVE MINIMED COMMON STOCK ON YOUR BEHALF.
The calculation described in the Prospectus will determine the final number of shares of MiniMed Common Stock to be exchanged for each Medtronic Ordinary Share through the Offer. Please note, the final exchange ratio may not be known until after the Due Date. Therefore, you may not know the final exchange ratio when you make your decision whether or not to participate in the Offer.

The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for directing Fidelity.
THIS LETTER ATTEMPTS TO BRIEFLY SUMMARIZE THE TERMS OF THE OFFER AND IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER, WHICH ARE SET FORTH IN THE PROSPECTUS. YOU SHOULD READ THE PROSPECTUS, INCLUDING THE RISK FACTORS, BEFORE DECIDING WHETHER TO TENDER SOME, ALL OR NONE OF THE MEDTRONIC ORDINARY SHARES ATTRIBUTABLE TO YOUR INDIVIDUAL ACCOUNT UNDER YOUR PLAN.
MEDTRONIC ORDINARY SHARES IN THE PLAN
    The Offer applies to the Medtronic Ordinary Shares held by the Plan. As of September 15, the Plans held approximately 4,481,086 Medtronic Ordinary Shares. Only Fidelity can offer to exchange these Medtronic Ordinary Shares in the Offer. Nonetheless, as a participant under a Plan, you have the right to direct Fidelity whether or not to exchange some or all of the Medtronic Ordinary Shares attributable to your individual account in a Plan. Unless otherwise required by law, Fidelity will offer to exchange Medtronic Ordinary Shares attributable to participant accounts in accordance with participant instructions, and Fidelity will not offer to exchange Medtronic Ordinary Shares attributable to participant accounts for which it does not receive timely or complete instructions. If you do not complete and return the enclosed Direction Form (or do not provide directions via the Internet) on a timely basis, you will be deemed to have elected not to participate in the Offer and no Medtronic Ordinary Shares attributable to your Plan account will be offered for exchange in the Offer.
    Fidelity makes no recommendation regarding the Offer. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO OFFER TO EXCHANGE MEDTRONIC ORDINARY SHARES.
CONFIDENTIALITY
    To assure the confidentiality of your decision, Fidelity and its respective affiliates or agents will tabulate participant directions. Neither Fidelity nor its respective affiliates or agents will make the results of your individual direction available to Medtronic or MiniMed.
PROCEDURE FOR DIRECTING FIDELITY
Please note that if you have investments in more than one Stock Fund in the Plans, you should receive multiple emails or mailed packages. If you wish to direct Fidelity with respect to investments in BOTH Stock Funds, you will need to provide two separate directions. You may also choose to direct Fidelity with respect to just one of the Stock Funds, or on neither Stock Fund. If you have any questions regarding this, please call Fidelity at 1-877-902-0022.
Enclosed is a Direction Form, which may be completed and returned to the Tabulation Agent. Please note that the Direction Form indicates the number of Medtronic Ordinary Shares attributable to your individual account as of September 15, 2026. However, for purposes of the final tabulation, your instructions will be applied to the number of Medtronic Ordinary Shares attributable to your account as of October 6, 2026, the business day after the Due Date, or as of a later date, if feasible, if the Offer is extended.
If you do not properly complete and return the Direction Form (or do not respond via the Internet) by the deadline specified, subject to any extensions of the Offer, Medtronic Ordinary Shares attributable to your account will be considered uninstructed and will not be offered for exchange in the Offer.
To properly complete your Direction Form, you must do the following:
(1)    On the face of the Direction Form, check Box 1, 2 or 3. CHECK ONLY ONE BOX:
•CHECK BOX 1 if you want ALL of the Medtronic Ordinary Shares attributable to your individual account offered for exchange in accordance with the terms of the Offer.
•CHECK BOX 2 if you do not want any of the Medtronic Ordinary Shares attributable to your individual account offered for exchange in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.
•CHECK BOX 3 if you want to offer for exchange a portion of the Medtronic Ordinary Shares attributable to your individual account. Specify the percentage (in whole numbers) of Medtronic Ordinary Shares attributable to your individual account that you want to offer for exchange in accordance with the terms of this Offer. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to offer for exchange the balance of the Medtronic Ordinary Shares attributable to your individual account under the Plan.
(2)    Date and sign the Direction Form in the space provided.
(3)    Return the Direction Form in the enclosed return envelope so that it is RECEIVED by the Tabulation Agent not later than 4:00 p.m., New York City time, on the Due Date. If the Offer is extended, the deadline for receipt of your Direction Form will be 4:00 pm, New York City time, on the fourth business day prior to the expiration of the Offer, as extended, if administratively feasible. If you wish to return the form by overnight mail, please send it to Broadridge Financial Services, the Tabulation Agent, at the overnight address identified on the Direction Form.
You may also use the Internet to provide directions to Fidelity. If you wish to use the Internet to provide your directions to Fidelity, please go to www.proxyvote.com/tender. You will be asked to enter the 16-digit control number from your Direction Form into the box directly under “Enter Control Number” and click on the Submit button. You will then be able to provide your direction to Fidelity on the following screen. Fill in the blank box provided with the percentage of Medtronic Ordinary Shares attributable to your account you wish to direct Fidelity to tender on your behalf. You may choose to elect less than 100%; in such event you will be deemed to have instructed Fidelity NOT to offer for exchange the balance of the Medtronic Ordinary Shares attributable to your individual account under the Plan. Please note that you are not allowed to elect more than 100%. The website will be available 24 hours per day through 4:00 p.m., New York City time on the Due Date.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on the Due Date. If the Offer is extended, the deadline for receipt of your notice of withdrawal will be 4:00 p.m. New York City time on the fourth business day prior to the expiration of the Offer, as extended, if feasible. In order to make an effective withdrawal, you must submit a new Direction Form, which may be obtained by calling Fidelity at 1-877-902-0022, or submit new directions via the Internet as described above. Upon receipt of a new, completed, signed and dated Direction Form, or new directions via the Internet, your previous direction will be deemed cancelled. Please note that the last timely, properly completed Direction Form or Internet direction Fidelity receives from a participant will be followed.
As described in the Prospectus, Medtronic has the right to extend the Offer for certain periods and/or withdraw the offer. In the event of an announced extension, you may call Fidelity to obtain information on any new Plan participant direction deadline.
After the deadline for providing directions to Fidelity, Fidelity and its affiliates or agents will complete the tabulation of all participant directions and Fidelity will offer to exchange the appropriate number of Medtronic Ordinary Shares on behalf of the Plans. Subject to the satisfaction of the conditions described in the Prospectus and the proration provisions of the Offer, Medtronic will exchange all Medtronic Ordinary Shares that are properly offered for exchange through the Offer. If there is an excess of Medtronic Ordinary Shares offered for exchange by Medtronic stockholders, such Shares may be subject to proration, as described in the Prospectus. Any Medtronic Ordinary Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan. Please note that the Odd-Lot provisions of the Offer described in the Prospectus are not applicable to Plan participants.
As described in the Prospectus, if the Offer is consummated but less than all shares of MiniMed Common Stock owned by Medtronic are exchanged because the Offer is not fully subscribed, the additional shares of MiniMed Common Stock owned by Medtronic may be distributed to the holders of Medtronic Ordinary Shares. As such, even if you elect not to participate in this Offer, your individual account under the Plan may be credited with shares of MiniMed Common Stock. If shares of MiniMed Common Stock will be distributed to participants within the Plan, more information will be provided to you.
    INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AS DESCRIBED BELOW AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.
LIMITATIONS ON FOLLOWING YOUR DIRECTION
    The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of Medtronic Ordinary Shares for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. Medtronic Ordinary Shares are listed on the NYSE under the symbol “MDT.” MiniMed Common Stock is listed on Nasdaq under the symbol “MMED.” The Prospectus contains important information regarding how the final exchange ratio will be calculated; please read it in its entirety.“Adequate consideration” will be determined by Fidelity on or about the date the Medtronic

Ordinary Shares are to be tendered by Fidelity. If it is determined that tendering Medtronic Ordinary Shares into the Offer would result in a receipt of less than adequate consideration, Fidelity may not be able to follow your direction.
EFFECT OF THE OFFER ON YOUR ACCOUNT
    If you direct Fidelity to offer for exchange some or all of the Medtronic Ordinary Shares attributable to your account under the Plan, as of 4:00 p.m., New York City time, on October 6, 2026, the business day following the Due Date, all exchanges out, loans, withdrawals and distributions involving the relevant Stock Fund(s) within your account will be prohibited until processing related to the Offer (a “freeze”) is completed. Note that if you have investments in more than one Stock Fund in your account, the freeze will only impact a Stock Fund for which you have provided direction.
    This freeze is expected to end during the week of October 19, 2026. Balances in a relevant Stock Fund will still be used to calculate amounts eligible for loans throughout this freeze on the given Stock Fund. In the event that the Offer is extended, the freeze on these transactions involving the Stock Funds will, if feasible, be temporarily lifted until three business days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Stock Fund will commence. If the Offer is terminated after the freeze on these transactions involving the Stock Fund is implemented, the freeze will be lifted as soon as it is feasible to do so. You may call Fidelity at 1-877-902-0022 to obtain updated information on expiration dates, deadlines and Stock Fund freezes. During the freeze you will be unable to direct or diversify your balance in the relevant Stock Fund(s). For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.
If you directed Fidelity to NOT offer for exchange any of Medtronic Ordinary Shares attributable to your account or you did not provide directions to Fidelity in a timely manner, you will continue to have access to all transactions involving the Stock Fund, subject to Plan rules. Please note, if the Offer is canceled or undersubscribed a broader freeze may have to be implemented; additional information about any such freeze will be provided prior to a freeze being implemented.
TREATMENT OF MINIMED COMMON STOCK RECEIVED BY THE PLANS
As noted above, the Plans will not offer MiniMed Common Stock as an investment option under the Plans. If you elect to exchange all or a portion of the Medtronic Ordinary Shares attributable to your account in the Plan, the MiniMed Common Stock received through the Offer will be initially credited to a MiniMed Stock Fund as soon as administratively feasible, generally within three to five business days, after the Plan receives the actual shares of MiniMed Common Stock as a result of the completion of the Offer. The Plans will then liquidate any shares received through the Offer and will invest the proceeds. Once these proceeds have been credited to your account, those amounts will be available for transactions in accordance with the terms of the Plans.

MEDTRONIC ORDINARY SHARES OUTSIDE THE PLANS
    If you hold Medtronic Ordinary Shares directly, you will receive, under separate cover, Offer materials which can be used to exchange such Shares. Those Offer materials may not be used to direct Fidelity to exchange or not exchange the Medtronic Ordinary Shares attributable to your individual account under the Plan. The direction to exchange or not exchange Medtronic Ordinary Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter and/or on the Direction Form. Similarly, the enclosed Direction Form may not be used to exchange non-Plan Medtronic Ordinary Shares.
FURTHER INFORMATION
    If you require additional information concerning the procedure to offer to exchange Medtronic Ordinary Shares attributable to your individual account under the Plans, please contact Fidelity at 1-877-902-0022. If you require additional information concerning the terms and conditions of the Offer, please call D.F. King & Co, Inc., the information agent for the Offer, at 1-877- 361-7972.
                        Sincerely,
Fidelity Management Trust Company

Fidelity Investments®

BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC
ATTN: REORGANIZATION DEPARTMENT
P.O. BOX 9116
FARMINGDALE, NY 11735-9547

VOTE BY INTERNET - www.proxyvote.com/tender

If you wish to use the Internet to provide your directions regarding participation in the Offer, please go to the website www.proxyvote.com/tender, enter the 16-digit control number from your Trustee Direction Form (located in the box below next to the arrow) and click on the Submit button. You will then be able to provide your direction regarding participation in the Offer on the following screen.

BY HAND OR OVERNIGHT DELIVERY

Broadridge, Inc., Attn: BCIS-VP 401K Plan Processing, 51 Mercedes Way, Edgewood, NY 11717

VOTE BY MAIL

Broadridge, Inc., Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547

T04089-TBD

Direction Forms that are not timely received by this tabulation agent, and those received without a box checked below or with more than one box checked, will be treated as a direction NOT to exchange Medtronic Ordinary Shares into the Offer.

As of September 15, 2026, the number of Medtronic Ordinary Shares attributable to your account in the Plan is shown above your 16-digit control number.

As described in the Prospectus – Offer to Exchange, dated September 14, the Exchange Offer (the "Offer") is designed to offer Medtronic shareholders the opportunity to exchange Medtronic Ordinary Shares for shares of MiniMed Common Stock. I hereby instruct Fidelity to exchange the Medtronic Ordinary Shares attributable to my account under my Plan as of October 6, 2026 unless a later deadline is announced, as follows (check only one box and complete):

PLEASE MAKE YOUR SELECTION

Box 1 I direct Fidelity to exchange ALL of the Medtronic Ordinary Shares attributable to my account into the Offer. ☐

Box 2 I direct Fidelity NOT to exchange any of the Medtronic Ordinary Shares attributable to my account into the Offer. ☐

Box 3 ________ (insert a percentage in whole numbers, 1% - 99%) I direct Fidelity to exchange the written percentage of the Medtronic Ordinary Shares attributable to my account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to exchange any of your Shares into the Offer) ☐

Please sign exactly as your name appears hereon.

Signature [PLEASE SIGN WITHIN BOX]	Date

T04090-TBD

DIRECTION FORM
MEDTRONIC PLC
EXCHANGE OFFER
BEFORE COMPLETING THIS FORM, PLEASE
READ CAREFULLY ALL ENCLOSED
MATERIALS

PLEASE NOTE THAT IF YOU DO NOT DELIVER TO THIS TABULATION AGENT A PROPERLY COMPLETED, SIGNED DIRECTION FORM BY 4:00 P.M., NEW YORK CITY TIME ON OCTOBER 5, 2026, OR PROVIDE TIMELY DIRECTIONS THROUGH THE INTERNET BY THE SAME DEADLINE, UNLESS THE OFFER IS EXTENDED, THE MEDTRONIC ORDINARY SHARES ATTRIBUTABLE TO YOUR ACCOUNT WILL NOT BE EXCHANGED IN THE OFFER.

This Direction Form can be used by participants in the Medtronic Savings and Investment Plan (also known as the Medtronic 401(k) Plan) or the Medtronic Puerto Rico Employees Savings and Investment Plan (individually, a "Plan" or collectively, the "Plans") to provide direction to Fidelity Management Trust Company ("Fidelity"). Fidelity makes no recommendation to any participant in the Plans regarding participation in the Offer

This Direction Form, if properly signed, completed and received by Fidelity's tabulation agent in a timely manner, will supersede any previous direction with respect to your participation in the Offer and your account in your Plan.

PLEASE SIGN AND DATE ON THE REVERSE SIDE.